UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CODEXIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

192005106

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192005106

1.	Names of reporting persons I.R.S. Identification No. of Above Persons (Entities Only) Biomedical Sciences Investment Fund Pte Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Singapore
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,958,522
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,958,522
9.	Aggregate amount beneficially owned by each reporting person 2,958,522
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 7.8%
12.	Type of reporting person (see instructions) FI*

*	Biomedical Sciences Investment Fund Pte Ltd is a private company limited by shares organized in Singapore.

Item 1.	(a)	Name of Issuer Codexis, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 200 Penobscot Drive Redwood City, California 94063

Item 2.	(a)	Name of Person(s) Filing Biomedical Sciences Investment Fund Pte Ltd

	(b)	Address of Principal Business Office or, if none, Residence 250 North Ridge Road #20-02 Raffles City Tower Singapore 179101

	(c)	Citizenship Singapore

	(d)	Title of Class of Securities Common Stock

	(e)	CUSIP Number 192005106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(2)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(2)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(2)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(2)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b) and (c):

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned

Biomedical Sciences Investment Fund Pte Ltd	0	2,958,522*	2,958,522*	7.8%*

*  EDB Investments Pte Ltd (“EDB Investments”) is the parent entity of Biomedical Sciences Investment Fund Pte Ltd. The Economic Development Board of Singapore (“EDB”) is the parent entity of EDB Investments. EDB is a Singapore government entity. EDB Investments, EDB and the Singapore government may be deemed to have shared voting and dispositive power over the shares owned beneficially and of record by Biomedical Sciences Investment Fund Pte Ltd.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Item 4.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2014

Biomedical Sciences Investment Fund Pte Ltd

By:	/s/ CHU SWEE YEOK
Name: CHU SWEE YEOK
Title: DIRECTOR

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).